February 3, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Taylor Beech
Lilyanna Peyser

Re:	Alset Capital Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4 Filed January 5, 2023
File No. 333-267841
Alset Capital Acquisition Corp.

Dear Ms. Beech and Ms. Peyser,

On behalf of Alset Capital Acquisition Corp. (the “Company”), we are hereby responding to the letter dated January 26, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on January 5, 2023 (the “Registration Statement”). To respond to the Comment Letter and update certain information in the Registration Statement, the Company is filing a further amendment to the Registration Statement (the “Revised Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in type below, followed by the Company’s response in boldface.

Amendment No. 2 to Registration Statement on Form S-4

Q: What equity stake will current stockholders of Alset and the HWH Holders hold in Alset after the Closing?, page 12

1.	We note your revised disclosure on pages 12, 33, and 120 in response to comment 3. Please further revise to allocate the shares owned or controlled by Mr. Chan that you appear to still include in the “public stockholders” category to the line item for Mr. Chan, or tell us why you believe such allocation is appropriate. In this regard, we note that you disclose the shares ultimately controlled by Mr. Chan would make up about 47.9% of the outstanding shares, assuming no redemptions, but you also disclose in the same table that Mr. Chan’s ownership only represents 23.4%.

Response: Mr. Chan controls Alset Inc., which controls Alset International Limited. All the ownership of Alset under both Alset Inc. and Alset International Limited (total of 47.9%, see Alset’s and HWH’s Organizational Structure Post-Business Combination, Assuming No Redemption on page 28) is under control of Mr. Chan. However, Mr. Chan’s ownership of Alset was calculated by his indirect ownership of Alset Inc. and Alset International Limited.

Q: How will the Sponsor and our directors and officers vote?, page 16

2.	We reissue comment 4. Given the vote required to approve the Business Combination Proposal is a majority of the shares outstanding and entitled to vote and present at the Special Meeting, please revise your disclosure on pages 16, 94, 141 and 142 to disclose the number of shares required to approve the proposal, assuming only a quorum is present. In this regard, it appears you have disclosed the number of shares required to approve the proposal if the voting standard were a majority of shares outstanding, which is not the voting standard under your governing documents.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 16, 94, 141, and 143 of the Revised Registration Statement.

Q: What interests do Alset’s current officers and directors have in the Business Combination?, page 16

3.	We reissue comment 5. Disclose the Merger Consideration Mr. Chan is expected to receive in the proposed transaction and its relative value, quantify any amounts subject to reimbursement, and quantify the aggregate amount that the sponsor, its affiliates, and the company’s officers and directors have at risk that depends on completion of a business combination. Make conforming changes to your disclosure on pages 43, 96 and 118.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 43, 96, and 118 of the Revised Registration Statement.

Summary of the Proxy Statement/Prospectus, page 27

4.	We note your revised disclosure in response to comment 1 that you intend to avail yourself of the controlled company exemption from corporate governance standards. Please include comparable disclosure in the summary and where you discuss the corporate governance of the post-combination company throughout your filing. Please also add a related risk factor discussing the scope of the exemption and associated risks to investors and to the company.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 29, 63, and 150 of the Revised Registration Statement.

5.	Please revise the diagrams on pages 28 and 157 to identify Mr. Chan’s ownership of the various entities, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 28, and 157 of the Revised Registration Statement.

Total Shares to be Issued in the Business Combination, page 31

6.	We note your revised disclosure in response to comment 2. Please include comparable disclosure where you disclose that shares issued to the existing HWH Holders will equal approximately 38.8% of the outstanding capital stock of Alset, such as on pages 32 and 120.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 32 and 120 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Transaction Accounting Adjustments to the Alset and HWH Unaudited Pro Forma Condensed Combined Balance Sheet as of August 31, 2022, page 57

7.	We have reviewed your response to comment 8 noting that you now believe you do not own a majority of Alset at the time of business combination and are now accounting for the transaction as a recapitalization. This does not appear to address our comment as you have not presented an analysis for how Alset and HWH are not under common control. In your analysis, please tell us how you took into account both direct and indirect ownership. For example, it appears from the disclosure on page 28 that Alset, Inc. owns 85% of Alset International Limited which in turn owns a 10.5% of Alset Capital Acquisition. In addition, please tell us how you considered the voting interest Mr. Chan holds in each of these entities.

Response: At the time of business combination, Mr. Chan or Alset Inc. only control 23.4%* of the voting interest of Alset. Thus, Alset is not under control either of Mr. Chan or Alset Inc. (see Alset’s and HWH’s Organizational Structure Post -Business Combination, Assuming No Redemption on page 28), even though HWH is under control of both Mr. Chan and Alset Inc. When we define “control”, we follow ASC 810-10-15-8 “controlling financial interest”: For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. Common control is defined as entities that are under the control of the same parent. In this case, Alset and HWH are not under common control at the time of business combination.

*Mr. Chan or Alset Inc. control 23.4% of Alset before business combination. Mr. Chan’s ownership of Alset would be 23.4% after business combination. Mr. Chan or Alset Inc. would control 47.9% of Alset after business combination. 23.4% is just coincident same number in different scenarios.

Risk Factors

We may not be able to complete an initial business combination with a U.S. target company, page 82

8.	We note your revised disclosure in response to comment 11 and reissue our comment in part. Please disclose the consequences of liquidation to investors, including that the warrants would expire worthless.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 82 of the Revised Registration Statement.

Timeline of the Business Combination with HWH, page 107

9.	We note your revised disclosure in response to comment 12. Please further revise to provide the disclosure required by Item 1015(b)(2)-(4) and (6) of Regulation M-A. With respect to Item 1015(b)(6), provide more detail regarding each of the analyses used by Kraft Analytics that is comparable to the disclosure you provide regarding ValueScope’s analyses beginning on page 115. Please also file the report as an exhibit to your registration statement.

Response: We have removed the report provided by Kraft Analytics on page 107. This report was not relied upon and was not a determining factor in the parties decision to initiate this transaction, therefore we removed it from the Revised Registration Statement.

10.	We reissue comment 13 in part. Please clarify your disclosure as to whether the agreed valuation of $125 million is inclusive of a $30 million PIPE.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

11.	We note your response to comment 14 that the presentation prepared by HWH management consisted of preliminary high-level projections. Please clarify in your disclosure whether those projections are the same as those included on page 109. If not, please disclose such projections in your filing.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

12.	We reissue comment 15. Please provide a detailed description of the negotiations regarding the letter of intent that was executed on July 28, 2022 by HWH and Alset, including the material terms of the initial draft, the material terms included in the final executed version, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined. We note your current disclosure states that “enterprise value and exclusivity were among the subjects negotiated.” If these were the only terms negotiated, so state.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

13.	We note your response to comment 18 and reissue our comment in part. Throughout this section, identify the individuals from Alset management who attended each meeting and participated in the negotiations. Please also clarify whether Mr. Chan participated in negotiations on behalf of HWH along with William Wu and Wong (Aston) Tat Keung. Lastly, disclose when Alset’s board approved the business combination and which board members participated in the vote.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 107 and 108 of the Revised Registration Statement.

14.	We reissue comment 19 in part. To the extent additional financing has not been secured, discuss why.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 107 of the Revised Registration Statement.

HWH International Membership Assumptions, page 109

15.	We note you revised disclosure in response to comment 21. Where you disclose that the basis for HWH’s membership growth rate projections is HWH’s historical performance in South Korea and that the basis for your price projections are derived from SHRG’s statistical data of average spending per active member of approximately US$ 1,200, revise to clarify the time period over which you calculated this figure.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page 109 of the Revised Registration Statement.

Material U.S. Federal Income Tax Considerations, page 132

16.	We reissue comment 28. Please revise your disclosure in this section to explain why counsel is giving a “should” opinion and cannot give a “firm” opinion and describe the nature and degree of the uncertainty concerning the opinion.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 167 of the Revised Registration Statement.

Executive Compensation of HWH, page 167

17.	Please update your disclosure to include the year ended December 31, 2022.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 167 of the Revised Registration Statement.

HWH Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Impact of the COVID-19 Pandemic, page 170

18.	We note your response to comment 35 and your disclosure here and in your risk factor on page 71, that your business was impacted by the COVID-19 pandemic. Please revise to provided quantitative disclosure about the impact on your business.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page 170 of the Revised Registration Statement.

Results of Operations, page 171

19.	We have reviewed your revised disclosure to comment 33 noting your revenue has decreased due to a reshuffling of your business model. This appears to be inconsistent with your disclosure on page 63 which states you have no intention of changing your business model. Please provide us with a detailed discussion of the changes that have taken place in your business model. In addition, please provide a robust explanation to further explain the decline in your membership fees by 84%, including the number of members and the fees charged in each of the corresponding periods.

Response: The Company acknowledges the Staff’s comment has revised disclosure on page 172 of the Revised Registration Statement.

20.	We have reviewed your revised disclosures to comment 34 noting the decrease in cost of revenues and operating expenses was because membership sales decreased starting in May 2021 and came to a halt in March 2022. Please quantify the number of memberships sold between theses comparative period and discuss the issues that resulted in your memberships coming to a halt in 2022.

Response:

	3Q2022	3Q2021	Variance
No of Memberships Sold	170	3,801	(3,631)	We planned to launch a new program. We are still trying to talk to the members and figure out what would be the best program that can benefit both members and the company. We, therefore, slow down the sales starting from May 2021, and the membership sales stopped in March 2022 completely.
Cost of Revenues
Membership Fee and Product Sales	512,930	2,424,244	(1,911,314)
Food and Beverage	80,203	-	80,203	We started the FnB business in year 2022.
Total	593,133	2,424,244	(1,831,111)

Liquidity and Capital Resources, page 172

21.	We reissue comment 36 in part. Please address how the company expects to fund its planned expansion projects and any implications this may have on your operations. Disclose whether the company will need to seek additional funding beyond the funds received as part of the business combination.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page 172 of the Revised Registration Statement.

HWH International Inc. and Subsidiaries Notes

to Consolidated Financial Statements

2. Summary of Significant Accounting Policies Revenue

Recognition, page F-44

22.	We have reviewed your response to comment 42 and the revised disclosure noting it does not appear to address our comment, therefore it is being reissued. We note from your disclosure on page 156 that you currently have one membership tier, with 9,811 members at an annual fee of $58.00 per year. Please tell us if the membership fee revenue presented on page F-50 represents only the annual membership fee of your 9,811 members or if additional items are included in this revenue stream. In addition, please provide us with a reconciliation of the number of memberships sold and the price per membership for the periods presented.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page 157 of the Revised Registration Statement. The Company accidentally included old membership price of approximately $58, and revised it to KRW1,090,909.

Response: Below is the number of memberships sold*:

-	FY2021: 3,801 memberships sold, with no sales in Q4 2021 (price per membership excluding VAT was KRW1,090,909)
-	FY2022: 170 memberships sold, with no sales in Q4 2022 (price per membership excluding VAT was KRW1,090,909)

*Membership fee revenue in particular year includes revenue from membership fees recognized from deferred revenue and part of that year’s recognized membership fee revenue.

23.	We note from your disclosure on page 162 that you do not consider yourself a multi-level marketing company. Please provide us with a detailed discussion of how you made this determination, particularly considering your members earn a commission for referring new members with additional commissions for leaders and high-performing leaders and a similar commission if a non-member purchases any of your products through a member referral.

Response: Non-members cannot purchase our products, without signing up for a free or paid membership. When a business is considered a multi- level marketing business in Korea, the members are receiving benefits from multiple layers of memberships. However, our business model is considered a “Direct Sales” business since you only get one level benefit of your personal referrals. In addition, the Company acknowledges the Staff’s comment and has revised disclosure on page 158 of the Revised Registration Statement.

Note 7. Accrued Expenses, page F-47

24.	We have reviewed your revised disclosure to comment 44 noting it does not appear to address our comment. Please provide us with a detailed discussion of how commissions are earned on the non-member purchases of products.

Response: The non-members are unable to purchase our products, so there are no commissions given.

25.	In addition, we note from your revised disclosure on page 158 that there is another 5% commission for business development and the corporate and support team, a 10% commission for the leaders, and an additional 3% for the highest-performing leader. Please provide us with a detailed discussion of how these commissions are earned and the parameters for being classified as a “leader” and “highest-performing leader”.

Response: The 5% commission for business development was allotted to incentivize and support key employees and members to help establish and grow the business.

The 10% commission was designed to incentivize key opinion leaders in the marketplace to help accelerate the growth of membership. The commission was calculated based on the number of members purchasing founder memberships via their introduction/referral. Leaders were identified based on their track record and similar performance in the past, and were recognized as people with influence in the marketplace.

The additional 3% was given to the leader who seemed to have the most influence in the marketplace and had the ability to consult and help recognize key opinion leaders that possessed the track record and influence to qualify and participate in the 10% commissions allocation.

HWH International Inc. and Subsidiaries

Consolidated Financial Statements

For the Nine Months Ended September 31, 2022 and 2021

Consolidated Statements of Operations and Comprehensive Income (Unaudited), page F-54

26.	Please provide us with a detailed discussion to support your reclassification of sales commissions from cost of revenues to operating expenses and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please explain how you considered Rule 5-03(b)(2) in presenting all direct and indirect costs of revenues on the face of your Statement of Operations.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 49, 171, 172, F-38, F-54 and F-63 of the Revised Registration Statement to include sales commissions in cost of revenue.

27.	Considering the comment above, please tell us how you determined your presentation of gross profit contemplates all costs of revenue.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page 49, 171, 172, F-38, F-54 and F-63 of the Revised Registration Statement to include sales commissions in cost of revenue.

General

28.	We reissue comment 48 in part. Please include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 213 of the Revised Registration Statement.

Please call Darrin Ocasio of Sichenzia Ross Ference LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

ALSET CAPITAL ACQUISITON CORP.

/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan
Chairman and Chief Executive Officer